September 12,
2025

David Mann
President and Chief Executive Officer
Franklin Solana Trust
c/o Franklin Holdings, LLC
One Franklin Parkway
San Mateo, CA 94403-1906

       Re: Franklin Solana Trust
           Amendment No. 3 to Registration Statement on Form S-1
           Filed August 29, 2025
           File No. 333-285121
Dear David Mann:

     We have reviewed your amended registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our August 15, 2025 letter.

Amendment No. 3 to Registration Statement on Form S-1
General

1. We note your response to prior comment 1. Please revise your disclosure, consistent with your response, to clarify that your liquidity risk policies and procedures for your staking program are consistent with the exchange's proposed generic listing standards.
Prospectus Summary
Solana Staking Activities, page 4

2. You state here that the Sponsor generally seeks to stake as much of the Fund's Solana as is practicable (i.e., up to 100%). Please revise to quantify the specific percentage of the Trust's SOL you intend to stake under normal circumstances, or tell us why you
 September 12, 2025
Page 2

      are unable to do so. Please also tell us, with a view towards revised disclosure, whether a current percentage of the Trust's SOL being staked will be made publicly available to investors on a regular basis, including on your website or otherwise.
Liquidity Risk Management, page 5

3. You state here that the Sponsor has adopted a liquidity risk management policy (the
      "Policy") related to the management of the Fund's staking program and related liquidity risks. Please revise to clarify whether or not the disclosure in this section is a description of the Policy. Please also clarify which part of the Policy addresses whether the investment strategy is appropriate for effective and efficient arbitrage.
The Index Administrator and Secondary Index Provider, page 141

4. We note your response to prior comment 2 and re-issue the comment. Please file the
      Index Administrator Agreement as an exhibit to the registration statement pursuant to
      Item 601(b)(10) of Regulation S-K.
       Please contact Rolf Sundwall at 202-551-3105 or Mark Brunhofer at 202-551-3638 if
you have questions regarding comments on the financial statements and related matters. Please contact Irene Paik at 202-551-6553 or Justin Dobbie at 202-551-3469 with any other questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of Crypto
Assets
cc:   J. Stephen Feinour, Jr.